Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


SEC MAIL
PROCESSING
RECEIVED
MAY 24 2006
WASH, D.C.
209
SECTION

16 May 2006



06013876

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per

Andrew M Knox
Public Officer

Enc.

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

5/31




SEC MAIL PROCESSING
RECEIVED
MAY 24 2006
WASH. D.C.
209
SECTION

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cue to Make Renounceable Pro-rata Entitlement Offer

The directors of Cue Energy Resources Limited have resolved to make a renounceable pro-rata entitlement offer to eligible shareholders of one new share for every five existing shares at an offer price of A22 cents for each new share.

The offer has been unconditionally fully underwritten by Todd Petroleum Mining Company Ltd a company associated with Cue directors R Tweedie and K Hoolihan.

The pro-rata rights offer of 104,706,501 million shares will raise A$23 million (less fees). A prospectus for the offer will be sent to shareholders in due course.

Use of funds

The net proceeds of the issue will assist the Company in further appraisal of the Jeruk oil discovery, exploration drilling, the gas development phase of the Oyong field and ongoing development costs of the Maari oil field.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

16 May 2006

Rule 2.7, 3.10.3, 3.10.4, 3.10.5


SEC MAIL PROCESSING SECTION
MAY 24 2006
WASH. D.C.
209

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cue Energy Resources Limited

ABN

45 066 383 971

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	104,706,501 New Ordinary fully Paid Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	104,706,501 Ordinary Fully Paid Shares AUD 22 cents

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes (Ordinary Shares)
5	Issue price or consideration	Ordinary Shares AUD22 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To assist the Company in further appraisal of the Jeruk oil discovery, exploration drilling, the gas development phase of the Oyong field and ongoing development costs of the Maari oil field.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	628,239,007	Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

		Number	+Class	
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Exercise Price (cents A$)	Expiry Date
		1,000,000	35 cents	02/05/07

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Renounceable
13	Ratio in which the +securities will be offered	One new share for every five existing shares
14	+Class of +securities to which the offer relates	Ordinary shares
15	+Record date to determine entitlements	26 May 2006
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Yes
17	Policy for deciding entitlements in relation to fractions	Rounded down

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	United States of America, United Kingdom, Hong Kong, Malaysia, Canada, Indonesia, Switzerland, Oman, Phillipines, Denmark, Fiji, Thailand, Taiwan Provence of China, United Arab Emirates, Brunei Darussalam, Channel Islands, British Isles, Spain
19	Closing date for receipt of acceptances or renunciations	26 June 2006

+ See chapter 19 for defined terms.

20	Names of any underwriters	Todd Petroleum Mining Company Ltd (100%)
21	Amount of any underwriting fee or commission	5%
22	Names of any brokers to the issue	None
23	Fee or commission payable to the broker to the issue	None
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	None
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	29 May 2006 (estimate)
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	22 May 2006
29	Date rights trading will end (if applicable)	19 June 2006
30	How do +security holders sell their entitlements *in full* through a broker?	On market
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	On market

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

Off market trade

33 +Despatch date

4 July 2006

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 16 May 2006
(Public Officer)

Print name: AM Knox

== == == == ==

+ See chapter 19 for defined terms.


cue



Cue Energy Resources Limited

ABN 45 066 383 971

PROSPECTUS 2006

for a renounceable pro-rata entitlement offer of one new share for every five existing shares at an issue price of AUD22 cents.

The Issue is Fully Underwritten.

This Prospectus is important

Shareholders should be aware that their entitlements may have value and should deal with them rather than allow them to lapse. If you are in any doubt about how to deal with your entitlement, please contact your stock broker, financial adviser, solicitor, accountant or other professional adviser immediately

The securities offered under this Prospectus are of a speculative nature.

IMPORTANT NOTICE

This Prospectus is dated 16 May 2006 and contains an offer to Eligible Shareholders in Cue Energy Resources Limited ("Cue Energy Resources" or "Cue") to subscribe for New Shares in Cue Energy Resources.

A copy of this Prospectus was lodged with the Australian Securities and Investments Commission ("ASIC") on 16 May 2006.

ASIC, the Australian Stock Exchange Limited ("ASX") and Port Moresby Stock Exchange ("POMSOX") take no responsibility for the contents of this Prospectus.

If you are in any doubt as to how to deal with this Prospectus, please consult a member of ASX or POMSOX or your financial or legal adviser immediately.

Receipt of this Prospectus and/or Letter of Entitlement and Acceptance Form will not constitute an offer of, or an invitation to subscribe for, any of the New Shares in those jurisdictions in which it would be unlawful to make such an offer or invitation. Cue Energy Resources prohibits the sending of this Prospectus and Letter of Entitlement and Acceptance Form into any such jurisdictions and reserves the right to refuse to issue any New Shares if it believes to do so would violate the applicable legal or regulatory requirements.

In this Prospectus:

1. Definitions of capitalised terms used are contained in the glossary on page 32.
2. A reference to time, unless the contrary is stated, is a reference to Australian Eastern Standard Time.

TABLE OF CONTENTS



May 2006

Dear Shareholder,

Cue Energy Resources Limited Entitlement Offer

Last year, Cue Energy Resources Limited made an entitlement offer to shareholders to raise funds to pay the lump sum payout required when Cue reinstated its rights in the Jeruk oil discovery in the Sampang production sharing contract (Sampang PSC) in offshore Indonesia and to cover the cost of the re-entry, side tracking, coring and testing of the Jeruk -2 well.

A further four Jeruk appraisal wells were proposed at the same time, to begin in the fourth quarter 2005.

In my letter to shareholders in the May 2005 entitlement prospectus, I noted that a further equity raising would be required to fund this appraisal drilling programme. That appraisal programme has now commenced, with the Jeruk -3 appraisal well having begun drilling in January 2006. We expect that Jeruk -3 will be closely followed by a Jeruk -4 well.

We anticipate that Cue will also participate in three exploration wells in the Sampang PSC area in 2006, giving the company exposure to potential new oil and gas discoveries. The Dukuh -1 exploration well, south of Jeruk has begun drilling.

SE Gobe Oil Reserves Increased

We estimate that Cue's participation in the five proposed 2006 Sampang PSC wells will cost Cue approximately AUD$10 million. This is a substantial drilling cost for your Company.

Cue is also participating in the joint venture development of the Oyong oil and gas field in the Sampang PSC area. Development drilling has been completed on the field and the tanker to be used as a floating oil storage vessel has been installed on the field.

Modification of the production barge and finalization of the barge contract have taken longer than expected, so that we now expect first Oyong oil production in the third quarter of 2006.

Development of the gas phase of the Oyong field is proceeding, with first gas production expected in the second quarter 2007. Cue's share of the cost of this phase is estimated to be AUD$12 million.

In Papua New Guinea, oil production continues from the SE Gobe field, in which Cue has a participating interest, at a total field rate of approximately 8300 barrels of oil per day. (Cue's share is approximately 270 barrels of oil per day.)

The successful SE Gobe-12 well was drilled as a follow up to the SE Gobe-11 well which extended the field, and is expected to add around 1500 barrels of oil to the field rate. The SE Gobe 13 well began drilling on 30 March 2006 and an additional well is expected to be drilled in 2006.

We also expect that an exploration well will be drilled on trend with SE Gobe in the third quarter 2006, in the adjacent permit in which Cue has a participating interest.

In New Zealand, the development of the Maari oil field, in which Cue has a 5% interest, is progressing steadily, ahead of expected first oil production in the second quarter of 2008. Cue's share of the development cost is AUD$25.5 million.

In total, in 2006 Cue expects to participate in four exploration wells, two appraisal wells and three development wells - a very sizeable number of wells for a small company. The cost of these wells to Cue is estimated to be AUD$14 million.

The combination of this large drilling programme, the need to continue to fund our share of the ongoing development costs of the Maari oil field, and the gas development phase of the Oyong field, even after allowing for production income, require Cue to raise more funds. Further funding would be required for any Jeruk field development and for appraisal and field development resulting from additional exploration success.

The board has therefore, resolved to offer Cue Energy Resources shareholders a one for five renounceable pro rata Entitlement offer of one new Ordinary Share at a price of AUD22 cents for every five shares held. This means that for every five Ordinary Shares you hold you will have the right to subscribe for one New Share or to sell your right to take up that New Share.

The offer will raise approximately AUD$23 million from the issue of New Shares. The offer is fully underwritten by Todd Petroleum Mining Company Limited (a company associated with myself and another Cue Director Mr. K. Hoolihan).

I encourage you to take up your entitlement to support the Company's prospects.

Yours sincerely



Richard Tweedie
Chairman

SUMMARY OF THE OFFER

THE ISSUER

Cue Energy Resources is the issuer of the Rights and New Shares offered under this Prospectus. Cue Energy Resources is a company registered under the Corporations Act 2001, having its registered office at Level 21, 114 William Street, Melbourne, Australia.

THE OFFER

This Prospectus offers all Eligible Shareholders who are on the register of Cue Energy Resources as at 5.00 pm on the Record Date (26 May 2006), the opportunity to subscribe for one Cue Energy Resources Ordinary Share ("New Share") for every five Existing Shares currently held.

SUBSCRIPTION PRICE AND ENTITLEMENT

The subscription price for the New Shares is AUD22 cents each, to be paid in Australian currency. Each Eligible Shareholder's entitlement (also referred to as Rights) is recorded on the Letter of Entitlement and Acceptance Form accompanying this Prospectus. Fractional entitlements to New Shares will be disregarded.

PURPOSE

The issue of New Shares will raise approximately AUD$23 million in new capital for Cue Energy Resources which will assist in further appraisal of the Jeruk oil discovery, exploration drilling, the gas development phase of the Oyong field and ongoing development costs of the Maari oil field.

UNDERWRITING

The Offer is fully underwritten by Todd Petroleum Mining Company Limited ("Todd") (a company associated with Mr Richard Tweedie, who is Managing Director of Todd, and Mr Kenneth Hoolihan, Exploration Manager of Todd, both of whom are Directors of the Company).

QUOTATION

Applications will be made by Cue Energy Resources for the Rights and New Shares to be quoted on the ASX and POMSOX within 7 days after the date of this Prospectus. ASX and POMSOX accept no responsibility for any statement in this Prospectus.

ACTION TO BE TAKEN BY SHAREHOLDERS

You may take one of the following actions:

A) **accept** your entitlement in full; or

B) **sell part** of your entitlement (Rights) and accept the balance; or

C) **sell** your entitlement (Rights) in full; or

D) **do nothing** and forfeit your entitlement.

Important Notice

If you take no action by 5.00pm on 26 June 2006, your entitlement to subscribe for New Shares will be forfeited, you will not receive any potential value residing in your Rights and your shareholding may be diluted. Similarly, if you accept less than your full entitlement and you do not sell the balance of your Rights to subscribe for New Shares, you will not receive any value residing in the entitlement not accepted or sold and your shareholding may be diluted. Therefore it is important that you take action either to accept your entitlement or sell your Rights.

Set out below are instructions on how to take each of the alternate actions set out above.

A. *Acceptance in full*

To accept your entitlement in full:

(a) complete the enclosed Entitlement and Acceptance Form in accordance with the instructions on that form;

(b) attach your cheque or bank draft (denominated in Australian dollars) made payable to "Cue Energy Resources Limited" and crossed "Not Negotiable" for the amount required to be paid in accordance with the payment instructions set out below; and

(c) forward your completed Entitlement and Acceptance Form and your cheque or bank draft to:

Postal:
Cue Energy Resources Limited
c/- Computershare Investor Services Pty Limited
GPO Box 505
Melbourne Vic 8060 Australia

Hand Delivery:
Cue Energy Resources Limited
c/- Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford Vic 3067 Australia

or to any member of the ASX or POMSOX so as to be received by the Registrar no later than 5.00pm on 26 June, 2006.

OR

B. *Sale of part of entitlement (Rights) and acceptance of the balance*

To sell part of your entitlement (Rights) and accept the balance:

(a) instruct a member of ASX or POMSOX to sell the number of Rights which you wish to renounce. Rights may only be traded in the period between 22 May 2006 and 19 June 2006 on the ASX and POMSOX;

(b) complete and sign the Security Renunciation Form, ensuring you have included the "Entitlement No." shown on your Entitlement and Acceptance Form;

(c) complete the enclosed Entitlement and Acceptance Form for the number of New Shares you wish to accept in accordance with the instructions on that form;

(d) attach your cheque or bank draft (denominated in Australian dollars) made payable to "Cue Energy Resources Limited" and crossed "Not Negotiable" for the amount required to be paid in accordance with the payment instructions set out below; and

(e) forward both the completed Security Renunciation Form and your completed Entitlement and Acceptance Form together with your cheque or bank draft to, the member of the ASX or POMSOX whom you instructed to sell the Rights.

If you wish to sell some of your Rights, you must do so before Rights trading ceases.

OR

C. *Sale of entitlement in full*

To sell your entitlement (Rights) in full:

(a) instruct a member of ASX or POMSOX to sell your Rights. Rights may only be traded in the period between 22 May 2006 and 19 June 2006 on ASX and POMSOX;

(b) complete and sign the Security Renunciation Form, ensuring you have included the "Entitlement No." shown on your Entitlement and Acceptance Form; and send your Entitlement and Acceptance Form, including the completed Security Renunciation Form, promptly to the member of ASX or POMSOX you instructed.

If you wish to sell your entitlement, you must do so before Rights trading ceases.

OR

D. Do nothing

If you take no action by 5.00pm on 26 June 2006 your Rights will be forfeited, you will not receive any value residing in your Rights and your shareholding may be diluted. Similarly, if you accept less than your full entitlement and you do not sell the balance of your Rights to subscribe for New Shares, you will not receive any value residing in the Rights not accepted or sold and your shareholding may be diluted.

Payment Instructions

The New Shares are payable in full by payment of AUD22 cents per New Share on acceptance. Payment must be made in Australian dollars by cheque or bank draft, drawn on and payable at any Australian bank.

Cheques or bank drafts are to be made payable to "Cue Energy Resources Limited" and crossed "Not Negotiable".

If you need assistance you should contact a member of the ASX or POMSOX or your financial or legal adviser.

Underwriting Arrangements and Possible Implications

The Issue is fully underwritten by Todd Petroleum Mining Company Limited (Todd). Todd is an associate of both Richard Tweedie, who is Managing Director of Todd, and of Kenneth Hoolihan, Exploration Manager of Todd, both Directors of the Company. Todd owns 11% of the Ordinary Shares currently on issue in Cue Energy Resources. The terms of the underwriting provide that Todd will receive commission of 5% of the total amount raised making a total payment of approximately AUD$1,152,000. Given that the New Shares will represent approximately 16.7% of the expanded share capital of Cue Energy Resources, should it eventuate that none of the members' entitlements to New Shares is taken up, then Todd would, through the underwriting, be required to subscribe for 100% of all of the New Shares which would result in it holding approximately 26% of the expanded share capital. A smaller shortfall would mean a smaller underwriting obligation and result in a correspondingly smaller increase in Todd's percentage holding of Ordinary Shares.

The underwriting agreement with Todd is unconditional, save for the requirement that the Prospectus be issued and lodged by the Company and that no stop order in relation thereto is made by the ASIC.

Todd is New Zealand's largest locally owned producer of oil and gas. It has a predominant focus in oil and gas production and exploration. It has significant interests in electricity generation and gas\lpg distribution and retail in New Zealand.

Taxation and Stamp Duty Implications

Applicants should seek their own respective independent advice in relation to matters relating to the operation of taxation and stamp duty laws in their respective countries of domicile.

The Company is unable to give advice on taxation matters generally, as each applicant's position will relate to their own specific circumstances and to the laws of the country of residence.

Applicants should satisfy themselves of possible taxation consequences of purchases and sales of securities by consulting their own professional tax advisors.

Treatment of Overseas Shareholders

The Offer is being made to Eligible Shareholders only. Eligible Shareholders are holders of Ordinary Shares registered at 5.00pm on the Record Date with a registered address in Australia, New Zealand, Papua New Guinea or Singapore.

In accordance with the Listing Rules of the ASX, Cue Energy Resources has decided that it would be unreasonable to extend this offer to shareholders with registered addresses in countries other than Australia, New Zealand, Papua New Guinea and Singapore, having regard to:

- the number of shareholders resident in those countries;
- the number and value of New Shares that would be offered under the Offer to shareholders resident in those countries; and
- the cost of complying with the legal requirements, and the requirements of regulatory authorities, in those countries.

However, in accordance with the Listing Rules of the ASX, arrangements have been made for the entitlement (Rights) of shareholders with registered addresses in countries other than Australia, New Zealand, Papua New Guinea and Singapore to be sold by a nominee for such shareholders (appointed by the Directors), provided there is a viable market in the Rights and a premium over the expenses of sale can be obtained.

Any sale by the nominee will be effected promptly after the Record Date. The ability to sell those Rights and the price obtained for those Rights are dependent on market conditions. The net proceeds of the sale, after deducting brokerage, will be sent to each of the shareholders for whose benefit the Rights have been sold, in proportion to their respective shareholding.

To the maximum extent permitted by law, Cue Energy Resources and the nominee will not be subject to any liability, including liability for negligence, for failure to sell Rights or to sell Rights at any particular price.

If there is not a viable market for those Rights or no value can be obtained for them, after deducting brokerage, they will be allowed to lapse.

Shareholders with registered addresses in Australia, New Zealand, Papua New Guinea and Singapore holding existing Ordinary Shares on behalf of persons who are resident overseas are responsible for ensuring that taking up their Rights does not breach the laws of the relevant overseas jurisdiction. The return of a duly completed Entitlement and Acceptance Form will constitute a representation by the applicant that there has been no breach of any such laws.

IMPORTANT DATES (ESTIMATE ONLY)

Rights trading commences on the ASX and POMSOX and shares trade ("ex Rights")	22 May 2006
Record date for calculation of entitlements (5.00pm)	26 May 2006
Opening date	1 June 2006
Quotation and trading of Rights ceases on ASX and POMSOX	19 June 2006
Closing date and time for receipt of acceptances and Renunciations with payment of the issue price	(5.00pm) 26 June 2006
Allotment of New Securities (no later than)	30 June 2006
Expected date of issue of Shareholder Statements	4 July 2006

Jeruk Appraisal Continues

ANSWERS TO IMPORTANT QUESTIONS:

What sort of investment is this?

Shares are a means by which you can participate in the ownership of a company. By purchasing a share you become a part owner of the Company. There are currently 523,532,506 fully paid Cue Energy Resources Ordinary Shares on issue. This offer is your opportunity to purchase more.

Cue Energy Resources is offering holders of existing Shares, on a pro rata entitlement basis, one Ordinary Share for every five Ordinary Shares held, amounting in aggregate to a further 104,706,501 New Shares. This will result in 628,239,007 Ordinary Shares being on issue, post completion of the offer.

The New Shares are being offered on a renounceable pro rata entitlement basis. This means that Eligible Shareholders may accept their entitlements either in full or in part. An Eligible Shareholder who does not

wish to accept their entitlement, or wishes to accept it in part only, may sell or transfer either in full or in part that portion of the entitlement (Rights) which the Eligible Shareholder does not wish to accept. Applications will be made for the Rights to be quoted on ASX and POMSOX. Subject to approval of ASX and POMSOX, trading in Rights will commence on ASX and POMSOX on 22 May 2006.

New Shares will rank equally with other Ordinary Shares. Each New Share entitles the holder to:

- be present in person or by proxy, representative or attorney at a general meeting of Cue Energy Resources and have one vote on a poll for each fully paid Ordinary Share held on resolutions at a general meeting;
- an equal participation with other Ordinary Shares in any dividend declared by Cue Energy Resources;
- an equal participation with other Ordinary Shares in the residual assets on liquidation of Cue Energy Resources;
- be sent reports, notices of meetings and other information sent to Shareholders;
- transfer their Ordinary Shares by an instrument in writing in any usual form or in any other form that the Directors approve, or by a proper transfer effected in accordance with the rules of the relevant stock exchange; and
- any other rights of a Shareholder conferred by the Constitution and the Corporations Act 2001.

Further details of the rights and obligations of Shareholders are set out in the Constitution.

Who is involved in providing this investment for me?

The issuer of the Rights and of the New Shares is Cue Energy Resources Limited, Level 21, 114 William Street, Melbourne, Australia. Cue Energy Resources is listed on ASX and POMSOX.

The principal activities of the Company are set out on pages 15 to 25 of this Prospectus.

The Company was incorporated in New Zealand in 1981 to explore for hydrocarbons. The Company acquired its interest in the SE Gobe oil discovery in 1995, in the Sampang PSC (which includes the Oyong and Jeruk fields) in 1997 and in the Maari oil field in 2005. In early 2005, the Company transferred incorporation out of New Zealand and reincorporated in Australia.

How much do I pay?

Each New Share is to be issued at AUD22 cents, to be paid in full and in Australian dollars on application.

There is no minimum investment amount and the Directors have not set a minimum level of subscriptions for the issue to proceed.

Application must be made on the Entitlement and Application Form accompanying this Prospectus and forwarded, with payment in full, to Cue Energy Resources Limited, C/- Computershare Investor Services Pty Limited at GPO Box 505, Melbourne, Victoria 8060, Australia, no later than 5.00pm on 26 June 2006, which is the Closing Date for the Offer. All cheques must be made payable to Cue Energy Resources Limited and crossed "Not Negotiable". The application instructions are set out in the Entitlement and Acceptance Forms accompanying this Prospectus.

The New Shares will be allotted and CHESS statements sent to subscribers as soon as practicable after the Offer closes but, in any event, allotment is expected to be completed not later than 30 June 2006.

What are the charges?

There are no charges to be paid by investors associated with this Offer. Cue Energy Resources will pay all costs in connection with the Offer including management fees, printing, posting, legal fees, share registry expenses and ASX and POMSOX fees. If you wish to sell any Rights to New Shares, you may be required to pay brokerage to the sharebroker who organises such sale for you (such charges are set by the sharebroker).

What returns will I get?

Rights

Eligible Shareholders at the Record Date (26 May 2006) are offered the Rights at no cost. Applications will be made for the Rights to be quoted on ASX and POMSOX. Subject to approval of ASX and POMSOX, Rights trading on ASX and POMSOX will take place between 22 May 2006 and 19 June 2006.

Eligible Shareholders may take the following action with respect to Rights:

- Accept your entitlement in full; or
- Sell part of your entitlement (Rights) and accept the balance; or
- Sell your entitlement (Rights) in full; or
- Do nothing and forfeit your Rights.

The return (if any) from selling Rights will depend on the price at which those Rights can be sold on ASX or POMSOX, assuming a listing of the Rights is granted on those exchanges. That price will in turn be influenced by the price at which Ordinary Shares are able to be sold on the relevant exchange. Some factors affecting the price of Ordinary Shares are described below.

None of Cue Energy Resources, the Directors, or any person associated with the Offer, guarantees or promises any return from the Rights. If you sell your Rights, the person legally liable to pay the proceeds you will receive from the Rights is the person who buys them from you.

New Shares

New Shares issued as a result of this Offer will rank equally, including as to dividends and voting, with the existing Ordinary Shares already on issue.

Dividends

Shareholders' return on the New Shares will include any dividends declared by Cue Energy Resources after the issue of the New Shares. Dividends may be subject to tax.

Any dividends to be paid by Cue Energy Resources will be prudently set by the Directors having regard to factors affecting the Company's existing and future financial and operational performance taking into account factors such as general trading conditions, present and future competition and key input costs such as labour and general operating costs. If dividends are declared, Cue Energy Resources is legally liable to pay these.

Sale of New Ordinary Shares

If a decision is made to sell the New Shares, a shareholder's return will depend on a number of factors, many of which are not within the Company's control (see "What are my risks", below). If you sell your New Shares, the person legally liable to pay the return you will receive from the sale of the New Shares is the person who buys them from you.

None of Cue Energy Resources, the Directors or any person associated with the Offer guarantees the New Shares, or guarantees or promises that a dividend will be paid on the New Shares, or that the issue price will be recouped.

What are my risks?

No investment is risk free. The key to investment is understanding the nature of the risk and determining whether it is appropriate for you in meeting your investment needs. This Offer does not guarantee or promise you any return.

The principal commercial risks for an investor are:

- not recovering in full or at all, the money paid for the New Shares; and
- not receiving the returns discussed under the heading "What returns will I get?".

Various factors will affect these principal commercial risks, including:

- the results of exploration and the costs of exploration and development;
- material changes in oil and gas prices;
- material changes in the value of the Australian dollar against all currencies;
- the level of interest rates;
- the performance of the New Zealand, Australian, Papua New Guinea and Indonesian economies;
- disruption to Cue Energy Resources' oil and gas operations;
- acts of terrorism;
- the occurrence of political or trade disputes in the regions where the Company operates;
- the effect of competition, market conditions, oil price and the depletion of oil reserves on the ongoing profitability of Cue Energy Resources' business;
- a lack of liquidity (i.e. buyers and sellers) in the market for Cue Energy Resources Ordinary Shares;
- cost increases in relation to projects that Cue Energy Resources is or maybe a participant in;
- a negative share market perception of Cue Energy Resources and/or the oil and gas industry;
- increased expenditure on the Oyong oil and gas development in the Sampang production sharing contract ("PSC") area. The Oyong oil and gas development is discussed further on page 22;
- mergers, joint ventures or acquisitions made by Cue Energy Resources which may adversely impact on the position/perception of Cue Energy Resources in the share market;
- changes to government policy, taxation or regulation in Australia, New Zealand, Papua New Guinea and Indonesia, particularly in relation to oil and gas exploration and production;
- the Indonesian authorities not giving the requisite approvals in respect of any part of the development of Oyong by Cue Energy Resources and the other Joint Venture Parties. This is discussed in more detail on page 22;
- the Jeruk appraisal programme not being successful or being less successful than anticipated;
- blowouts, fires and other disasters in hydrocarbon exploration and production in which Cue Energy Resources is participating;
- the continuing solvency of Cue Energy Resources; and
- additional special trade factors that could materially affect the prospects of the Cue Energy Resources Group are set out on page 26.

There is no risk of a subscriber being required to pay more money for the New Shares, other than that disclosed above.

This is not an exhaustive list of risks, as many risks may not be foreseeable. You are advised to seek independent advice and consider your own position carefully before you invest.

Consequences of Insolvency

In the event that Cue Energy Resources is put into liquidation or is wound up, all claims of creditors of Cue Energy Resources (such as fees and expenses of any liquidator, wages and salaries of employees, taxes, any moneys owing to any mortgagee or other chargeholder over Cue Energy Resources assets or any trade creditors), will rank ahead of claims by ordinary Shareholders.

After all other creditors have been paid, Ordinary Shareholder claims will rank equally.

In the event of Cue Energy Resources becoming insolvent, you will have no liability to pay any additional money to any person. An exception to this may occur where a dividend has been paid by Cue Energy Resources at a time when Cue Energy Resources did not satisfy the solvency test set out in the Corporations Act 2001. In that case a liquidator may call for the return of the money which made up this dividend.

It is reasonably foreseeable that if Cue Energy Resources is liquidated and there is insufficient money to repay your original subscription moneys, you will receive less than the amount paid to Cue Energy Resources under this Offer.

Can the investment be altered?

The rights associated with the New Shares, which are set out under the heading "What sort of investment is this", can only be altered by a special resolution of all Shareholders of Cue Energy Resources in accordance with its Constitution. A special resolution is a resolution approved by a majority of 75% of the votes of those shareholders entitled to vote and voting on the resolution. In limited circumstances, rights can be altered by a Court order.

How do I sell my investment?

You can sell your New Shares at any time after your New Shares have been issued to you.

If quotation is granted, Rights trading on ASX and POMSOX commences on 22 May 2006 and ceases on 19 June 2006. Should you subsequently wish to sell your New Shares you need to contact any member of ASX or POMSOX who will supply you with a securities transfer form (if necessary).

No charges are payable to Cue Energy Resources in respect of any sale of New Shares and Rights granted, although sales through a broker may incur brokerage fees. Investors can also sell their New Shares and Rights by private treaty.

As the Rights issued are new classes of security, the Directors of Cue Energy Resources are of the opinion that there is no established market for those securities. However the Directors expect that a market for the Rights will develop on ASX and POMSOX assuming that those securities are listed.

In respect of the New Shares the Directors of Cue Energy Resources are of the opinion that there is an established market on ASX and POMSOX.

Who do I contact with enquiries about my investment?

Enquiries about the Rights and the New Shares can be made to:

The Issuer:
Company Secretary
Cue Energy Resources Limited
Level 21, 114 William Street
Melbourne VIC 3000 Australia
Phone +61 3 9670 8668
Fax +61 3 9670 8661

Enquiries concerning the details that may be entered on the Share Register should be directed to:

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
General Enquiries 1300 790 728
Overseas Holders +61 3 9415 4212
Fax +61 3 9743 2529

Is there anyone to whom I can complain if I have problems with the investment?

Complaints about the Rights and the New Shares can be made to:

Company Secretary
Cue Energy Resources Limited
Level 21, 114 William Street
Melbourne VIC 3000 Australia
Phone +61 3 9670 8668
Fax +61 3 9670 8661

There is no ombudsman to whom you can complain in relation to the Rights or the New Shares being offered.

What other information can I obtain about this investment?

Further information about the Rights, New Shares and Cue Energy Resources are contained in this Prospectus and in Cue Energy Resources' financial statements. The most recent financial statements of Cue Energy Resources may be obtained free of charge by contacting the Company at Level 21, 114 William Street, Melbourne VIC 3000, Australia and are included on the Cue website www.cuenrg.com.au.

This Prospectus, financial statements and other documents of, or relating to, Cue Energy Resources are filed on a public register at the Australian Securities and Investment Commission and are available for public inspection during normal working hours, on the payment of the prescribed fee.

ANNUAL INFORMATION

In addition, as a Shareholder you will receive:

- a copy of the annual report; and
- statements relating to any distributions.

Cue Energy Resources is also required to make quarterly, half yearly and annual announcements to the ASX and POMSOX and other such announcements as are required by the continuous disclosure rules of those exchanges from time to time.

On request you can obtain information about your shareholding from Computershare Investor Services Pty Limited at GPO Box 505, Melbourne, Victoria 8060, Australia. No charge will be made for this information.

MAIN TERMS OF THE OFFER

Cue Energy Resources Limited is the issuer of the Rights, New Shares offered under this Prospectus. Cue Energy Resources is an Australian company registered under the Corporations Act 2001 having its registered office at Level 21, 114 William Street, Melbourne, Australia.

A description of the New Shares being offered is provided on page 10 of this Prospectus.

The New Shares are offered under this Prospectus at a price of AUD22 cents each.

It is intended that this Offer will raise approximately AUD$23 million by the issue of New Shares to assist in, further appraisal of the Jeruk oil discovery,exploration drilling, the gas development phase of the Oyong field and ongoing development costs of the Maari oil field.

Maari Oil Development Underway

FUNDING GENERALLY

Cue Energy Resources may sometime in the future require further funds for its programmes. Any such additional funds would be raised in a manner deemed the most expedient by the board of Directors at the time, taking into account working capital requirements, exploration results, budgets and sharemarket conditions.

Additional funds for exploration could be raised by any one or a combination of the following manners: placement of shares to excluded offerees, pro-rata issue to shareholders, the exercise of outstanding options, issue of convertible notes and/or a further issue of shares to the public. Should funds be required for development purposes the Company could, in addition, look to project loan finance.

OPERATIONS AND PROJECTS

Cue Energy Resources is a company predominantly involved in production of, and exploration for, oil and gas. It currently holds participating interests in oil and gas ventures in Papua New Guinea, Indonesia, Australia and New Zealand. They are described in more detail below.

Most of the developments in which the Company has interests are not mature and can be regarded, together with Cue Energy Resources Group's exploration prospects, as speculative.

PAPUA NEW GUINEA

In Papua New Guinea, Cue Energy Resources holds participating interests in the SE Gobe oil field and in three exploration areas (PPL 190, PRL-9 and PRL-8).

At the end of March 2006, the SE Gobe field was producing at a rate of approximately 8300 barrels of oil per day, Cue Energy Resources share being approximately 270 barrels of oil per day. Over the final quarter of 2005, Cue's share of field oil production resulted in revenue to Cue of AUD$1.8 million.

In early 2005, the SE Gobe 11 well tested a previously undrilled area between the SEG -6 and Saunders -1 wells. SEG -11 intersected a gross 61 metre oil column and extended the field to the southeast.

The subsequent SEG -12 well was drilled between SEG -6 and SEG -11 in March 2006 and encountered a 25.8 metre oil column overlain by a 25.4 metre gas column.

The SEG -12 well has been completed as an oil producer and a potential future gas injector. Oil production began

Papua New Guinea Location Map

in mid April 2006, and is expected to reach a rate of approximately 1500 barrels of oil per day. The SE Gobe 13 well began drilling on 30 March 2006, and an additional well is expected to be drilled in 2006. The success in the SEG -11 and 12, and any subsequent wells, will increase the remaining oil reserves in the field and extend field life by several years.

Interpretation of the 2004/05 seismic survey in PPL190 has identified a new sub thrust structure, Murray Deep, that is expected to be drilled in third quarter 2006.

In PRL -9, where Cue Energy Resources holds a 14.894% interest, the Barikewa gas field is estimated to contain approximately 800 billion cubic feet of recoverable natural gas (Cue Energy Resources share being approximately 120 billion cubic feet). PRL -8, contains the Kimu gas field which is estimated to contain approximately 1 trillion cubic feet of recoverable natural gas (Cue Energy Resources share being approximately 110 billion cubic feet). The possibility of the PNG to Queensland pipeline proceeding and ongoing studies into the potential use of PNG gas for export and as feedstock for petrochemicals, leads Cue to believe that there will ultimately be a market for our PNG gas.


PPL 190
PPL 219
MAKAS
GOBE
FIELD
Gobe-2X
Gobe-7X
WASUMA
SEG-1
PDL 4
PPL 206
S.E.GOBE FIELD
SEG-11
SEG-7
MURRAY
DEEP
TABE
UNIT
AREA
GOBE
FOOTWALL
PDL 3
PDL 4
PPL 190
Oil
Gas
Prospects & Leads
Seismic 2004
Proposed Development Well
0
10
KILOMETRES

Papua New Guinea SE Gobe Area

INDONESIA

In Indonesia, Cue Energy Resources holds a 15% participating interest in the Sampang PSC Joint Venture ("Joint Venture") which includes the Oyong oil and gas development and the Jeruk oil discovery (however, if the transaction with PT Petrogas Oyong Jatim is completed, then Cue's interest in the Sampang PSC will reduce to 13.5%).

The Sampang PSC is operated by Santos (Sampang) Pty Ltd on behalf of the Joint Venture with participant equity interests as follows:

- Santos (Sampang) Pty Ltd-Operator 40.5%
- Singapore Petroleum Sampang Ltd 36%
- Cue Sampang Pty Ltd (a wholly owned subsidiary of Cue Energy Resources) 13.5%
- PT Petrogas Oyong Jatim* 10%

** Subject to finalization.*


Java Sea
Sampang PSC
Surabaya
Jeruk
Oyong
Dukuh
Madura Offshore PSC
Madura Strait
KILOMETRES
MALAYSIA
INDONESIA
Location

Sampang PSC Area Prospects and Leads Map


Jeruk 3P
Jeruk 2ST2
Well Drilled
Well Planned
Contour Interval =20m

Jeruk - Top Kujung Depth Structure

Jeruk Oil Discovery

The Jeruk oil discovery is located in the Sampang PSC, offshore East Java, Indonesia, approximately 40 kilometres east of the city of Surabaya in approximately 40 metres water depth.

Background

In April 2004, the Jeruk -1 well tested an oil and water emulsion (up to 80% water) from an open hole flow test at the top of the carbonate objective at a rate of 4700 barrels per day on a 3/8 inch choke.

The well was drilled on a sole risk basis by Santos. Cue declined to join the sole risk.

In July 2004, Santos began drilling the Jeruk -2 appraisal well approximately 1.6 kilometres east of Jeruk -1. Jeruk -2 was drilled on a sole risk basis by Santos. Cue, again, did not participate in the sole risk.

Jeruk -2 subsequently tested 7488 barrels of 33° API oil per day on a half inch choke over an 18 metre interval from 5134 to 5152 metres measured depth, at the top of the carbonate. The flow was constrained by the throughput capacity of the surface production test facilities.

The well was deepened to 5726 metres measured depth where an open hole test recovered 57 barrels of formation water from poor quality reservoir.

Due to mechanical difficulties, the well was then sidetracked to 5460 metres measured depth and an open hole test run over a 30 metre interval. Oil, gas and water were recovered, but the flow potential could not be established due to debris in the test string.

After evaluating the Jeruk results, and Santos' formal proposal to further appraise the Jeruk discovery by re-entering the Jeruk-2 well and further sidetracking, coring and production testing the well, and to drill four additional appraisal wells, Cue elected to reinstate its rights in the Jeruk oil discovery.

Finance

By reinstating its rights, Cue became obligated to pay, in cash, a lump sum amount of approximately US$9.1 million (AUD$12 million) being equivalent to the cost it would have incurred if it had participated in the Jeruk -1 and -2 wells from the outset. In addition, Cue was required to pay an in kind premium out of any future Jeruk oil production to the value of approximately US$55 million to Santos. Santos was then, under a separate agreement with Medco, required to pass on the benefit of the paid premium to Medco. These arrangements and Cue's obligations have subsequently been modified in accordance with a Deed of Release with Santos and Medco (see "Medco Agreement" below).

In order to replace funds, which had been initially used to pay the lump sum and the cost of the re-entry, further sidetracking, coring and testing of Jeruk- 2, Cue made a renounceable prorata entitlement offer in May 2005 of one new share for every five existing shares at an issue price of AUD 20 cents, raising AUD$17.4 million, less fees.

Cue stated that a further equity raising would be required to fund the drilling of additional Jeruk appraisal wells.

Jeruk -2 Sidetrack -4

In early May 2005, the Jeruk -2 well was re-entered and further sidetrack operations began. The sidetrack was located approximately 200 metres west of Jeruk -2 ST 2. The top of the carbonate reservoir was penetrated some 66 metres low to prediction and approximately 40 metres low to the top of Jeruk -2, ST 2. An open hole flow test of the upper portion of the hole from 4974-5100 metres measured depth, flowed oil and mud prior to the test packer failing and the test being aborted.

Three rock cores were cut in total, to provide information on the reservoir quality. The cores show poor quality reservoir at this location. A deeper open hole flow test of the zone from 5088-5230 metres measured depth, initially recovered formation water and later, oil.

The zone from which the formation water was recovered is above the depth (5430-5460 metres measured depth) where oil and formation water were recovered in Jeruk -2 side track -3.

A further flow test attempted at the top of the reservoir over the interval 5042-5080 metres measured depth, failed due to mechanical problems, requiring the well to be again side tracked into the top of the reservoir, where an open hole flow test over the interval 5027-5102 metres measured depth recovered oil at a controlled rate of 3000 barrels of oil per day. This test was designed to investigate reservoir parameters and to obtain a representative bulk sample of oil to allow determination of the chemical composition of the oil, including wax content, and to allow more reliable measurement of the concentration of contaminants, such as hydrogen sulphide and carbon dioxide.

The Jeruk drilling results to date indicate more variation in the rock quality and possibly a more complex reservoir system than earlier thought. There remains significant uncertainty as to the size of the oil pool and it is evident that additional appraisal drilling will be required in order to clarify this uncertainty.

Seismic

Acquisition of an extensive 3D seismic survey over the eastern and western portions (including Jeruk) of the Sampang block began in January 2005. The new seismic was used to remap Jeruk and to locate the Jeruk -3 appraisal well in the interpreted central area of the field.

Jeruk -3

Jeruk -3 began drilling on the 24th of January 2006, and on the 16th of March had encountered what was interpreted to be the top of the Kujung objective at 4960 metres measured depth (4696 metres vertical depth). The forward plan was to run 9 5/8 inch casing to the Kujung and continue evaluation of the objective.

Due to mechanical difficulties the casing was unable to reach the Kujung and attempts were then made to recover the casing from the hole. Subsequently, the hole was side tracked to the Kujung, around a portion of the 9 5/8 inch casing which could not be recovered from the original hole. On Monday 15th May 2006, the well was at a total depth of 4978.5 metres measured depth (4717 metres vertical depth) and core 1 at the top of the Kujung limestone objective had been cut from 4969 to 4978.5 metres measured depth. The recovered 9.0 metres of core consists of limestone with oil shows.

Medco Agreement

In January 2006, Cue entered into an agreement with Medco Strait Services Pty Ltd (Medco), a subsidiary of Pte Medco Energi Internasional Tbk, to share the costs and revenue in respect of the Jeruk field. This agreement, in conjunction with a Deed of Release, removed 90.9% of the in kind premium due by Cue to Santos (being that portion of the premium due to Medco under an earlier Jeruk participation agreement between Medco and Santos). (See "Finance" above.)

The remaining 9.1% of the in kind premium due by Cue to Santos continues in force, but subject to the assumption of liability for 10% thereof by Petrogas Oyong Jatim.

The obligation to pay an in kind premium arose as a result of Cue reinstating its rights following the drilling of two sole risk wells on the Jeruk structure previously funded solely by Santos and Medco.

In return for Medco foregoing its share of the above premium, Cue has transferred to Medco a 6.818182% economic interest out of its 15% interest in the Jeruk discovery. Cue's interest in the remainder of the Sampang PSC is unaffected by the agreement with Medco.

Cue's Jeruk economic interest reduces to 8.181818% as a result of the transaction with Medco, and will reduce further to 7.36% following participation by the nominated Indonesian company (see below).

Should the transaction with Petrogas Oyong Jatim proceed to completion, Cue's participating interest in the whole of the Sampang PSC will be 13.5%.

The agreements removed the requirement for Cue to forego production to the value of approximately US$50 million out of Cue's share of potential production from Jeruk and allows Cue to participate earlier in any possible cash flow from Jeruk.

In addition, Medco reimbursed Cue for the Medco proportional share of the past Jeruk expenditures and working capital, equating to approximately US$6 million.

The agreement with Medco;

- allows Cue earlier cash flow from Jeruk production,
- provides prorata reimbursement of past costs,
- reduces Cue's risk exposure,
- more closely aligns the interests of the Jeruk participants and,
- allows Cue to still retain a significant economic interest in Jeruk and its full 15% interest in the remainder of the Sampang PSC, subject to the Petrogas Oyong Jatim participation.

Singapore Petroleum Company Limited (SPC) also entered into a similar pro rata arrangement with Medco.

Oyong Field

The Oyong gas and oil field is also located within the Sampang PSC area, offshore East Java and South of Madura Island

Oyong Background

The Oyong field was discovered in mid 2001.

The oil and gas discovery is in 45 metres of water, approximately 8 kilometres south of Madura Island. The three initial wells Oyong -1, -2, -3 indicated a gas column of approximately 120 metres, underlain by a 38 metre oil column.

On July 19, 2003 a gas sales agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field. The sale is denominated in US dollars.

Oyong Development

Oyong is being developed in two phases; an oil phase followed by a gas development phase.

The production facility consists of a simple well head structure formed by triangular braced surface well conductors which extend above the sea surface from a sea floor tall template structure. The development wells have been drilled through and between the conductors.


Gresik
MADURA
Surabaya
Wellhead Structure
Oyong
Gas and Oil
Field
Oil Storage Tanker
Production Barge
PGN PIPELINE
60 Km PIPELINE
TRANS JAVA PIPELINE
Grati
Onshore Gas
Receiving Facilities
Probolinggo
Leles
EAST JAVA

Oyong Development Concept

Oil and gas will be processed on a nearby moored production barge. Oil will be stored in a permanently moored tanker prior to being exported and gas will be sent by pipeline to the P.T. Indonesia electricity generating station at Grati, East Java, under the existing contract.

Solution gas associated with the early oil production will be reinjected until gas sales production to Grati begins.

Development Progress

Development drilling was completed in December 2005. Drilling of the development wells revealed unexpected sealing faults that divided the reservoir into several fault bounded compartments with oil present only in the northern portion of the field. Preliminary analysis suggests that mid case recoverable oil volumes are likely to be approximately 5 million barrels and, recoverable gas volumes around 90 billion cubic feet of sales gas.

Due to protracted contractual negotiations and delays in completing modifications to the production barge, oil production is expected to begin in the third quarter of 2006. Initial field oil flow rates are likely to be around 10,000 barrels of oil per day. A better understanding of production capability is likely after the field has been producing oil for several months. The gas production rate is not expected to be significantly changed and will be between 40-60 million cubic feet per day, with gas production expected to begin in mid 2007.

The beginning of oil production from Oyong should result in significantly increased cash flow to Cue.

Oyong Capital Costs

The capital expenditure for the Oyong field is now anticipated to be approximately US$130 million. Cue's share is now estimated to be AUD$26 million (US$19.5 million). The increase has been primarily due to the additional development drilling costs and escalation in the production barge costs.

Other Exploration in the Sampang PSC

The 3D seismic programme shot within the Sampang PSC, was designed to also provide more detailed information on several potentially drillable prospects.

Three exploration wells are expected to be drilled, outside the Jeruk discovery in 2006. The first well, which has recently commenced, is being drilled on the Dukuh prospect in the western portion of the contract area, and adjacent to the Jeruk oil discovery. The Dukuh prospect is a structural closure with sandstone reservoir objectives. The well is expected to be drilled to a total depth of approximately 3200 metres. Any discovery at Dukuh could be tied into the Oyong field or possibly a future Jeruk oil development.

Other prospects that are likely to be drilled are Wortel, which is adjacent to the Oyong field, and Herbras, which is in the eastern portion of the contract area.

Indonesian Participation

Under the terms of the Sampang PSC (and other Indonesian PSC's), BPMIGAS, has the right by itself, or its nominee to acquire one tenth of the participating interests of each of the participants subject to the reimbursement of all past costs. Petrogas Oyong Jatim, a company associated with the East Java regional government, is the nominee of BPMIGAS and intends to acquire the 1/10th interest and, as a result, Cue's participating interest in the PSC could reduce to 13.5% and in Jeruk to 7.36%. Cue would be reimbursed past costs of approximately US$3.4 million upon completion of the proposed transaction.

NEW ZEALAND

PMP 38160 and PEP 38413 contain the Maari field and the nearby Manaia oil discovery, respectively. Cue acquired its present interest in the field in March 2005. The Maari field, situated in 100 metres water depth, approximately 80km from the Taranaki coast, is the largest undeveloped offshore oil field in New Zealand. The field was discovered by the Moki -1 exploration well, drilled in 1983 and has been the subject of a number of subsequent delineation wells.

Total P50 Moki formation recoverable oil volumes in the field are estimated to be approximately 45-50 million barrels. Oil is also present in shallower M2A sands and oil and gas in the deeper Mangahewa Formation. Only the Moki Formation will be initially produced.

The M2A sands will be further appraised by the Moki Formation production wells and could provide upside production in the future. The Manaia discovery requires further appraisal before its ultimate potential can be determined.

The proposed development scheme for Maari is a well head platform which will house the well heads for five horizontal productions wells and three water injection wells. The produced hydrocarbons and water will be sent by subsea flow lines to a nearby Floating Production, Storage and Offtake (FPSO) Vessel, where oil, associated gas and produced water will be separated and processed.

First oil production is anticipated in the first half of 2008 with an initial expected oil production rate of approximately 35,000 barrels of oil per day (gross), (Cue's share being 1750 barrels of oil per day). Oil production is expected to continue for around 10 years in the P50 reserve case.


New Plymouth
KAIMIRO
NGATORO
3D SEISMIC SURVEY AREA
Kea-1
5km
MAARI
Moki-1
Moki-2A
PEP 38413
OMV 69%
Todd 16%
Horizon 10%
Cue 5%
MANAIA
432 km2
PEP 38413
Tui-1
MAUI
N
KAPUNI
TASMAN SEA
KUPE SOUTH
Auckland
NEW ZEALAND
LEGEND
Oil & Gas Field
Gas Condensate Field
CUE Permit
Pipelines
0
25km

Maari Development

Cue's share of capital development costs is now estimated to be AUD$25.5 million. The rate of Cue's ongoing Maari development expenditure is expected to steadily increase as major development construction begins in late 2006 and continues through 2007.

Development Activity

The Joint Venture has approved development of Maari and the New Zealand authorities have issued Petroleum Mining Permit PMP 38160 for the field. An appraisal Extension Permit application for PEP 38413 was submitted for the area covering the Manaia oil discovery. Manaia was not included in the Maari PMP approval.

Progress is being maintained on the Maari development. Soil boring and other sea floor evaluation surveys have been undertaken at the planned Maari platform location.

Letters of intent to award contracts have been issued to Clough for the well head platform, to Tanker Pacific for the Floating, Production, Storage and Offtake vessel (FPSO) and to Ensco for the jack up development drilling rig. Other contractual activities are ongoing.

AUSTRALIA

In late 2004 and early 2005, as part of an initiative to increase the Company's exploration exposure in Australia, Cue Energy Resources was granted 50% interests in five offshore permits; three in the Carnarvon Basin and two in the Bass Basin north of Tasmania. Cue is the Operator.

Two of the three Carnarvon Basin permits, WA360P and WA361P, are adjacent to the giant Rankin trend producing gas fields and on trend with the recent large Wheatstone and Pluto gas discoveries. The third permit, WA359P, is adjacent to the Exeter and Mutineer oil fields, which began oil production in 2005. Despite their early strategic location, the permits have only been lightly explored with wells.

The existing technical data is being re-evaluated, to be followed by acquisition of new seismic data in 2007.


WA-359-P
WA-361-P
WA-360-P

Carnarvon Basin


Seal 1
Toolka 1
Pipeline
Koorkah 1
King 1
Cormorant 1
Barramundi 1
T/37P
Tilana 1
Bass 2
Yurongi
Dondu 1
White Ibis 1
T/RL-1
Bass 3
T/18P R3
Nangkero 1
Poonboon 1
Squid 1
T/04-2
Chat 1
Narimba 1
Pelican 5
Pipipa 1
T/38P
T/39P
T/04-4
Durroon 1
DUKE ENERGY INTERNATIONAL
TASMANIAN GAS PIPELINE
TASMANIA
Tasmanian Devil 1
T/04-3
LEGEND
Gas Condensate Field
CUE Permit
0
50km
AUSTRALIA
Devonport

Bass Basin

The two Bass Basin permits, T/37P and T/38P, are immediately adjacent to the Yolla/Gas condensate field which will begin production in mid 2006. T/38 P contains the Pelican gas discovery which merits further study.

The existing technical data is being re-evaluated, ahead of planned 3D seismic surveys in 2007.

In 2005, Cue obtained a 20% interest in the AC/P20 permit. AC/P20, which contains the Cash-Maple gas field, is located in the Timor Sea some 200 kilometres southwest of the Bayu-Undan gas condensate development. The field is estimated to contain 800 billion cubic feet of recoverable gas (Cue's estimated share is 160 billion cubic feet of recoverable gas).



Cash-Maple
Permit AC/P20

SPECIAL OPERATIONAL FACTORS AND RISKS

Some special trade factors and risks that could materially affect the prospects of the Cue Energy Resources Group are as follows:

- Cue Energy Resources' requirement for cash to meet its working capital and other joint venture/ participating interest expenses could require the Company in the future to raise funds or divest of investments and/or assets.
- Due to cashflow requirements associated with the Company's business, particularly the Jeruk appraisal activity, the Company needs to raise further funds under this Offer. If the Jeruk appraisal activity produces successful results, the Company may need to raise further funds in the future.
- Should the Jeruk results not prove to be as commercially positive as believed, Cue may elect not to participate in any Jeruk development.
- Oyong oil and gas reserves and rates of production may not prove to be as high as expected.
- The Sampang PSC drilling exploration programme, whereby ongoing exploration drilling is undertaken in the Sampang PSC area, could result in unsuccessful wells.
- Exploration drilling in Papua New Guinea could result in unsuccessful wells.
- The Maari development may prove to be less commercially positive than expected or development may be delayed
- Diminishing oil reserves in the SE Gobe field due to ongoing oil production

Other risk factors associated with this Issue are detailed on pages 11 to 13 and elsewhere in this Prospectus.

PRELIMINARY AND ISSUE EXPENSES

The estimated amount of the issue expenses is AUD$1,250,000, which includes management fees, printing, postage, underwriting, legal fees, share registry expenses, ASX and POMSOX fees. No commission is payable in respect of this Offer.

OTHER TERMS OF OFFER AND SECURITIES

All other terms of the Offer, and all terms of the Rights and New Shares being offered (except those implied by law and those contained in Cue Energy Resources' Constitution), are set out in this Prospectus.

AVAILABILITY OF FINANCIAL STATEMENTS

The most recent independently reviewed financial statements of Cue Energy Resources were prepared as at 31 December 2005, and are contained in Cue Energy Resources' Half Yearly Report.

Copies of the Half Yearly Report and financial statements referred to in the preceding paragraph can be obtained free of charge on request by any person to whom this Offer is made, at the registered office of Cue Energy Resources at Level 21, 114 William Street, Melbourne, Australia and are also posted on the Cue website www.cuenrg.com.au.

ADDITIONAL INFORMATION

Special content rules for this Prospectus

Cue Energy Resources is a 'disclosing entity' for the purposes of the Corporations Act 2001 and, as such, is subject to regular reporting and disclosure requirements.

Normally a Prospectus for the issue of securities of a company must contain all the information that investors and their professional advisers would reasonably require to make an informed assessment of each of the following:

- assets and liabilities, financial position and performance, profits and losses and prospects of the company that is to issue the securities; and
- the rights and liabilities attaching to the securities offered.

However, in reliance on section 713 of the Corporation Act 2001, this Prospectus does not comply with the general disclosure test. Under section 713 the disclosure test applicable to any company offering:

- shares in a class of shares that have been quoted on ASX at all times in the 12 months before the date of the Prospectus is a lower level of disclosure.

The lower level of disclosure, which applies to this Prospectus, is that the Prospectus must contain all the information investors and their professional advisers would reasonably require to make an informed assessment of:

- the effect of the offer on Cue Energy Resources; and
- the rights and liabilities attaching to the securities offered.

The Prospectus must contain this information only to the extent to which it is reasonable for investors and their professional advisors to expect to find the information in the Prospectus.

Copies of documents

Copies of documents lodged at ASIC in relation to Cue Energy Resources may be obtained from, or inspected at, an office of ASIC.

ASX maintains detailed records of company announcements for all companies listed on the ASX. Copies of announcements made by Cue Energy Resources may be obtained from the ASX.

Cue Energy Resources will provide a copy of the following documents, free of charge, to any person who asks for a copy during the application period for this Prospectus:

- the annual financial report of Cue Energy Resources for the year ended 30 June 2005, being the financial report most recently lodged with ASIC by Cue Energy Resources;
- the half-year financial report of Cue Energy Resources for the six months ended 31 December 2005;
- any continuous disclosure notices (that is, documents used to notify ASX of information relating to Cue Energy Resources) given by Cue Energy Resources after lodgement of the annual financial report for the year ended 30 June 2005 and before lodgement of this Prospectus with ASIC. Appendix A contains a list of such notices that are available; and
- the Constitution of Cue Energy Resources.

Interests of Directors

Other than as set out below, or elsewhere in this Prospectus:

- no director has, or has had in the two years before lodgement of this Prospectus, an interest in the promotion of Cue Energy Resources of, or in any property acquired or proposed to be acquired by Cue Energy Resources in connection with its promotion of the Offer, or the Offer itself; and
- no director has, or has had in the two years prior to lodgement of this Prospectus with ASIC, an interest in:
    - the formation or promotion of Cue Energy Resources;
    - any property acquired, or proposed to be acquired, by Cue Energy Resources in connection with its formation or promotion of the Offer; or
    - the Offer; and
- no amounts have been paid or agreed to be paid and no value or other benefit has been given or agreed to be given to any director, proposed director (or any entity in which either may be a partner or director) either to induce him or her to become, or to qualify him or her as, a director or otherwise for services rendered by him, her or it in connection with the Offer or the promotion of Cue Energy Resources.

Contracts

Mr. R. Tweedie and Mr. K. Hoolihan, Directors of Cue, are executives of Todd Petroleum Mining Company Limited (Todd), a company that has a 16% interest in PEP 38413 in the Taranaki Basin, New Zealand. Cue, as a result of its purchase of Delta Oil Taranaki Pty Ltd's 5% interest in PEP 38413, assumed the obligation to pay to Todd a royalty of US$0.20 (plus GST) per barrel of crude oil produced from PEP 38413.

Mr E.G. Albers, a director of the Company, has a substantial shareholding in and is a director of Exoil Limited which is a 50% joint venturer with Cue Energy Resources in respect to the Bass Basin permits, T37P and T38P, and the Carnarvon Basin Permit WA-359-P. In addition, Mr Albers is a director and substantial shareholder of Gascorp Australia Ltd which is a 50% joint venturer with the Company in the Carnarvon Basin permits WA-360-P and WA-361-P.

Interests in Shares

The Directors' relevant interests in Ordinary Shares (as defined in the Corporations Act 2001) as at the date of this Prospectus were as follows:

DIRECTOR	DIRECT	INDIRECT	TOTAL
*R. Tweedie	1,679,673	57,022,509	58,702,182
E.G. Albers	5,952,140	37,407,375	43,359,515
*K. Hoolihan	1,191,144	56,986,584	58,177,728
L. Musca	982,820	11,117,284	12,100,104

* The relevant interests for Mr. R. Tweedie and Mr. K. Hoolihan include 56,755,517 shares held by Todd.

The holders of Ordinary Shares in which Directors have relevant interests will be entitled to participate in the Offer and are entitled to their pro-rata allocation.

Remuneration

The Constitution contains several provisions as to remuneration of Directors. As remuneration for services, each director is to be paid an amount determined by the Board, subject to a maximum aggregate amount for non executive Directors of AUD$210,000 per annum. Any Director who devotes special attention to the Company's business, or who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a director or who, at the request of the Board, engages in any journey on the business of the Company, may be paid a fee for the services as determined by the Board.

In addition, every director is entitled to be paid all reasonable travel, accommodation and other expenses incurred by the director in attending meetings of the Company, the Board, or of any committees or while engaged in the business of the Company.

Underwriting Fees and Commission

As previously disclosed, both Mr. R.G. Tweedie and Mr. K. Hoolihan are officers of Todd Petroleum Mining Company Limited, the underwriter, but will not directly participate in or benefit from payment of those underwriting fees to the extent received by that entity.

Interests and Consents of Experts & Other Persons

PKF has given and has not, at the date of this Prospectus, withdrawn its consent to being named in this Prospectus as auditor to Cue Energy Resources Limited in the form and context in which it is so named and to the issue of the Prospectus with references to the Financial Report for the 6 months ended 31 December 2005 in the form and context in which those references are so included. Other than referred to above, PKF was not involved in the preparation of any part of the Prospectus and has not authorised or caused the issue of any part of this Prospectus.

Computershare Investor Services Pty Limited has given and has not, at the date of this Prospectus, withdrawn its written consent to being named in the Prospectus as the Share Registrar of the Company in the form and context in which it is named. Computershare Investor Services Pty Limited has not participated in the preparation of the Prospectus and has only authorised or caused the issue of those parts of the Prospectus which comprise references to it as the Share Registrar of the Company in the form and context in which those references are included.

Todd Petroleum Mining Company Ltd has given and has not, at the date of this Prospectus, withdrawn its consent to being named in the Prospectus as the Underwriter of the New Shares offered by this Prospectus in the form and interest in which it is named. It has not participated in the preparation of the Prospectus and have only authorised or caused the issue of those parts of the Prospectus which comprise reference to it as the Underwriter in the form and context in which those references are included.

Consent to Lodgement

Every director has consented to the lodgement of this Prospectus with ASIC under the Corporations Act.

160bcf In Timor Sea
Net to Cue

CAPITAL STRUCTURE & EFFECT OF THE ISSUE ON THE COMPANY

1. CAPITAL STRUCTURE

1.1 Existing Capital Structure

The existing capital structure comprises:

(a) 523,532,506 ordinary shares;

(b) 1,000,000 executive options, as set out in the table, immediately below.

Number	Exercise Price	Expiry Date
1,000,000	35 cents	02/05/07

1.2 Capital Structure on Completion of the Public Issue

On the issue and allotment of all shares pursuant to this Prospectus, on the assumption that the Offer is fully subscribed, the ordinary share capital of the Company will have increased to 628,239,007 shares, of which 104,706,501 Ordinary Shares will be issued pursuant to this Prospectus.

2. EFFECT OF THE ISSUE ON THE COMPANY

The principal effects of the Issue on the Company will be that if the Issue is fully subscribed then:

2.1 the Company will raise an amount of AUD$23,035,430 (less the costs of the Issue). In addition, the receipt of the subscription moneys will alter the net asset backing of each share on issue in the capital of the Company.

2.2 the issued capital of the Company will increase to 628,239,007 shares.

The effect of the Issue on the Statement of Financial Position of the Company is set out below. The Pro-forma Statement of Financial Position is based on the Company's half-year Financial report which was reviewed by the Company's auditor. The Pro-forma statement assumes that this Issue is fully subscribed, that the costs of the Issue have been paid and that the net proceeds of the Issue have been received as cash but does not reflect the application of funds as those additional expenditures will be made over time.

Nine Wells
this year for Cue

PROFORMA CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2005

The table below sets out the statement of financial position on the basis described in the preceding section.

	31/12/05 $AUD'000	Adjustments for Implementation of Entitlement Offer $AUD'000	Proforma Combined $AUD'000
CURRENT ASSETS			
Cash assets	9,441	21,785	31,226
Receivables	1,309	-	1,309
TOTAL CURRENT ASSETS	10,750	21,785	32,535
NON-CURRENT ASSETS			
Property, plant & equipment	36	-	36
Other financial assets	452	-	452
Exploration and evaluation expenditure	67,024	-	67,024
Production properties	4,038	-	4,038
Deferred tax assets	29	-	29
TOTAL NON-CURRENT ASSETS	71,579	-	71,579
TOTAL ASSETS	82,329	21,785	104,114
CURRENT LIABILITIES			
Payables	2,122	-	2,122
Provisions	189	-	189
	2,311	-	2,311
NON-CURRENT LIABILITIES			
Provisions	5	-	5
TOTAL NON-CURRENT LIABILITIES	5	-	5
TOTAL LIABILITIES	2,316	-	2,316
NET ASSETS	80,013	21,785	101,798
EQUITY			
Contributed equity	119,482	21,785	141,267
Reserves	388	-	388
Accumulated losses	(39,857)	-	(39,857)
TOTAL EQUITY	80,013	21,785	101,798

Notes - Implementation of the Entitlement Offer
The adjustment has been calculated assuming the successful implementation of the Entitlement Offer resulting in proceeds of AUD$23.035M, offset by AUD$1.25M estimated costs of the Entitlement Offer.

GLOSSARY

The following definitions are used in this Prospectus, and unless the context otherwise requires they have the following meanings:

"AUD" means Australian dollars.

"ASIC" means the Australian Securities and Investments Commission.

"ASX" means the Australian Stock Exchange.

"BPMIGAS" means Badan Pelaksana Kegiatan Usaha Hulu Minyak dan Gas Bumi (the Indonesian Oil and Gas Regulatory Board).

"Chess" means clearing house electronic sub-register system.

"Closing Date" means 26 June 2006.

"Constitution" means Cue Energy Resources' constitution.

"Cue Energy Resources" or **"Cue"** or **"the Company"** means Cue Energy Resources Limited.

"Cue Energy Resources Group" means Cue Energy Resources and its Subsidiaries.

"Directors" means the directors of Cue Energy Resources Limited.

"Eligible Shareholders" means a holder of Ordinary Shares registered at 5.00pm on the Record Date with a registered address in Australia, New Zealand, Papua New Guinea or Singapore.

"Entitlement and Acceptance Form" means the entitlement and acceptance form accompanying this Prospectus.

"Existing Shares" means the existing Ordinary Shares of the class on issue at the Record Date.

"FPSO" means Floating Production Storage and Offtake Vessel.

"Gas Sale Agreement" means the agreement entered into, between Santos (Sampang) Pty Ltd, Singapore Petroleum Sampang Ltd and Cue Sampang Pty Ltd as sellers, and PT Indonesia Power, as buyer, dated 19 July 2003.

"Joint Venture" means the Sampang PSC joint venture entered into between the Joint Venture Parties.

"Joint Venture Parties" means Santos (Sampang) Pty Ltd, Singapore Petroleum Sampang Ltd and Cue Sampang Pty Ltd.

"New Shares" means the Ordinary Shares offered pursuant to this Prospectus.

"Offer" means Cue Energy Resources Limited's offer of Rights and New Shares as contained in this Prospectus.

"Ordinary Shares" means ordinary shares in the capital of Cue Energy Resources.

"PKF" means the Company's auditors.

"POMSOX" means the Port Moresby Stock Exchange.

"Record Date" means 26 May 2006.

"Registrar" means Computershare Investor Services Pty Limited in Victoria, Australia.

"Rights" means the entitlement to subscribe for New Shares under the Offer.

"Sampang PSC" means the Sampang production sharing contract entered into by Santos (Sampang) Pty Ltd, Cue Sampang Pty Ltd and Singapore Petroleum Sampang Ltd.

"scf/d" means standard cubic feet per day.

"Security Renunciation Form" means the security renunciation form accompanying this Prospectus.

"Shareholders" means the holders of Ordinary Shares.

"Subsidiaries" means, as at the date of this Prospectus, Galveston Mining Corporation Pty Ltd, Cue PNG Oil Pty Ltd, Cue Exploration Pty Ltd, Cue Energy Holdings Ltd, Cue Energy Indonesia Pty Ltd, Tanjung Jabung Pty Ltd, Cue Sampang Pty Ltd, Cue Taranaki Pty Ltd, Toro Oil Pty Ltd and Omati Oil Pty Ltd.

All references to statutes or regulations are to statutes or regulations of Australia, unless otherwise specified in this Prospectus. All references to the time of the day are to Australian Eastern Standard time.

APPENDIX A

CONTINUOUS DISCLOSURE NOTICES TO ASX

12/05/2006	Drilling Update
24/04/2006	Quarterly Report for Period Ending 31/03/2006
06/04/2006	Dukuh -1 Begins Drilling
04/04/2006	SE Gobe -13 Well Begins Drilling
22/03/2006	SE Gobe -12 Drilling Update
17/03/2006	Drilling Update
16/03/2006	Half Yearly Report & Half Year Accounts
28/02/2006	Expiry of Placement Authority
24/02/2006	Drilling Update
14/02/2006	Change of Directors' Interest Notice x 4
06/02/2006	SE Gobe -12 Production Well Begins Drilling
24/01/2006	Jeruk -3 Begins Drilling
24/01/2006	Quarterly Report for Period Ending 31/12/2005
05/01/2006	Restructuring of Interest in Jeruk Field
19/12/2005	Assignment of 20% Interest in AC/P20
09/12/2005	Permit Granted for Maari Oil Field Development
24/11/2005	Annual General Meeting of Shareholders - Results
24/11/2005	Chief Executive Officer Presentation
23/11/2005	Change of Directors' Interest Notice X4
21/11/2005	HZN ann: To begin development of Maari oil field
21/11/2005	Joint Venture Approves Maari Oil Field Development
27/10/2005	Quarterly Report for Period Ending 30/09/2005
25/10/2005	Notice of Annual General Meeting of Shareholders
25/10/2005	2005 Annual Report
30/09/2005	Directors Report & Financial Report for the YE 30/06/2005
16/09/2005	Jeruk -2 ST 5 Drilling Report
13/09/2005	Preliminary Financial Report for Cue Energy Resources Financial Year Ending 30/06/2005
09/09/2005	Jeruk -2 ST 5 Drilling Report
08/09/2005	Good Oil Conference Perth (7-8 September 2005)
02/09/2005	ZSP: Sept 2005 Quarterly Rebalance to S&P/ASX Indices
02/09/2005	Jeruk -2 ST 5 Drilling Report
26/08/2005	Jeruk -2 ST 5 Drilling Report
19/08/2005	Jeruk -2 ST 4 Drilling Report
12/08/2005	Jeruk -2 ST 4 Drilling Report
05/08/2005	Jeruk -2 ST 4 Drilling Report
01/08/2005	Appendix 3Y-Directors ......purchases
29/07/2005	Jeruk -2 ST 4 Drilling Report
22/07/2005	Jeruk -2 ST 4 Drilling Report
20/07/2005	Change of Address
18/07/2005	Jeruk -2 ST 4 Drilling Report
12/07/2005	Quarterly Report for Period Ending 30/06/2005
11/07/2005	Change in Substantial Holding
08/07/2005	Jeruk -2 ST 4 Drilling Report
05/07/2005	Revised Change in Substantial Holding
05/07/2005	Change in Substantial Holding
05/07/2005	Revised Change of Directors' Interest Notice
04/07/2005	Top 20 Shareholders
04/07/2005	Change of Directors' Interest Notice x3
01/07/2005	Results of Pro-Rata Entitlement Offer to Shareholders
01/07/2005	Jeruk -2 ST 4 Drilling Report


cue

Cue Energy Resources Limited